Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of

NI 45-102 Resale of Securities

Reporting issuer

1. Name of reporting issuer:

IM Cannabis Corp.

Selling security holder

2. Your name:

Rafael Gabay

3. The offices or positions you hold in the reporting issuer:

Director and 10% Security Holder of the Issuer

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?

No

5. Number and class of securities of the reporting issuer you beneficially own:

32,558,139 common shares held directly and 6,140 common shares held through Ewave Group Ltd. for an aggregate of 32,564,279 common shares, representing 20.37% of the current issued and outstanding common shares of IM Cannabis Corp.

360,000 options, with each option exercisable to acquire one common share.

23,810 warrants, with each warrant exercisable to acquire one common share.

Distribution

6. Number and class of securities you propose to sell:

650,000

7. Will you sell the securities privately or on an exchange or market?  If on an exchange or market, provide the name.

The Canadian Securities Exchange

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date January 11, 2021	Rafael Gabay Your name (Selling security holder) "Rafael Gabay" Your signature (or if a company, the signature of your authorized signatory) Name of your authorized signatory